UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Design Therapeutics, Inc.

(Name of Issuer)

Common Stock, par value $0.0001

(Title of Class of Securities)

25056L 10 3

(CUSIP Number)

Sasha Keough

c/o SR One Capital Management, LP

985 Old Eagle School Road, Suite 511

Wayne, PA 19087

410-800-7503

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 19, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No. 25056L 10 3	SCHEDULE 13D	Page 2

1	NAME OF REPORTING PERSON SR One Capital Fund I Aggregator, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,526,476
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 6,526,476
	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,526,476
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.67%*
14	TYPE OF REPORTING PERSON PN

*

Based on 55,910,071 shares of common stock, par value $0.0001 per share (the “Common Stock”) of Design Therapeutics, Inc. (the “Issuer”) issued and outstanding as reported on the Issuer’s Form 10-Q filed with the Securities and Exchange commission (the “SEC”) on November 3, 2022.

CUSIP No. 25056L 10 3	SCHEDULE 13D	Page 3

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE SR One Capital Partners I, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 6,526,476
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 6,526,476

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,526,476
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.67%*
14	TYPE OF REPORTING PERSON PN

*	Based on 55,910,071 shares of Common Stock of the Issuer issued and outstanding as reported on the Issuer’s Form 10-Q filed with the SEC on November 3, 2022.

CUSIP No. 25056L 10 3	SCHEDULE 13D	Page 4

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE SR One Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 6,526,476
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 6,526,476

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,526,476
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.67%*
14	TYPE OF REPORTING PERSON HC

*	Based on 55,910,071 shares of Common Stock of the Issuer issued and outstanding as reported on the Issuer’s Form 10-Q filed with the SEC on November 3, 2022.

CUSIP No. 25056L 10 3	SCHEDULE 13D	Page 5

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE Simeon George
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 23,750
	8	SHARED VOTING POWER 6,526,476
	9	SOLE DISPOSITIVE POWER 23,750
	10	SHARED DISPOSITIVE POWER 6,526,476

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,550,226
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.71%*
14	TYPE OF REPORTING PERSON IN

*

Based on 55,910,071 shares of Common Stock of the Issuer issued and outstanding as reported on the Issuer’s Form 10-Q filed with the SEC on November 3, 2022 and giving effect to 23,750 shares of Common Stock underlying stock options.

CUSIP No. 25056L 10 3	SCHEDULE 13D	Page 6

Item 1.	Security and Issuer.

Item 1 of the Original Schedule 13D is hereby amendment and supplemented as follows:

This Amendment No. 1 (this “Amendment No. 1”) to Schedule 13D amends and supplements the statements on the Schedule 13D originally filed with the SEC by the Reporting Persons on April 9, 2021 (the “Original Schedule 13D”) relating to the common stock, $0.0001 par value per share (the “Common Stock”) of Design Therapeutics, Inc. (the “Issuer”), having its principal executive officer at 6005 Hidden Valley Road, Suite 110, Carlsbad, California 92011.

Certain terms used but not defined in this Amendment No. 1 have the meanings assigned thereto in the Original Schedule 13D. Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported on the Original Schedule 13D.

Item 3.	Source and amount of Funds or Other Consideration.

Item 3 of the Original Schedule 13D is hereby amended and supplemented to add the following:

SR One Capital Fund I Aggregator LP (“Aggregator”) purchased 900,000 shares of common stock (the “Shares”) of the Issuer in open market purchases for an aggregate purchase price of approximately $7,574,067.53, excluding brokerage commissions. The working capital of Aggregator is the source of the funds for the purchase of the Shares. No part of the purchase price of the Shares is represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the Shares.

On June 15, 2022, the Issuer granted Dr. Simeon George a stock option to purchase 15,000 shares that vest in 12 equal monthly installments as compensation for his service as a director. Under applicable rules promulgated by the Securities and Exchange Commission, as of the date of this Amendment No. 1, Dr. George is deemed to beneficially own 8,750 of these shares.

Item 4.	Purpose of Transaction.

Item 4 of the Original Schedule 13D is hereby amended and supplemented to add the following:

Aggregator acquired the Shares for investment purposes. Depending on market conditions, its continuing evaluation of the business and prospects of the Issuer and other factors, Aggregator and other Reporting Persons may dispose of or acquire additional shares of the Issuer. Except as set forth above, none of the Reporting Persons has any present plans which relate to or would result in:

(a)    The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)    An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)    A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)    Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)    Any material change in the present capitalization or dividend policy of the Issuer;

(f)    Any other material change in the Issuer’s business or corporate structure;

(g)    Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

CUSIP No. 25056L 10 3	SCHEDULE 13D	Page 7

(h)    Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)    A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j)    Any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Original Schedule 13D is hereby amended and restated to read as follows:

(a)

The aggregate number and percentage of Common Stock beneficially owned by the Reporting Persons on the basis of 55,910,071 shares of Common Stock outstanding is set forth in boxes 11 and 13 of the second part of the cover pages to this Amendment No. 1 for each of the Reporting Persons, and such information is incorporated herein by reference.

(b)

The number of Common Stock as to which each of the Reporting Persons has sole voting power, shared voting power, sole dispositive power and shared dispositive power is set forth in boxes 7, 8, 9 and 10, respectively, on the second part of the cover pages to this Amendment No. 1 for each of the Reporting Persons, and such information is incorporated herein by reference.

(c)

During the last sixty (60) days, Aggregator purchased Shares in a series of open market transactions. The transaction dates, number of shares purchased, and average prices per share are set forth on Exhibit 1, which is incorporated herein by reference.

(d)

No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)

Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Original Schedule 13D is hereby amended and restated to read as follows:

Except as described in this Amendment No. 1 or incorporated by reference in this Amendment No. 1, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between any of the Reporting Persons or between any of the Reporting Persons and any other person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits

Exhibit 1	Information concerning transactions during the past 60 days

Exhibit 2	Joint Filing Agreement

Exhibit 3	Power of Attorney

CUSIP No. 25056L 10 3	SCHEDULE 13D	Page 8

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 22, 2022

SR ONE CAPITAL FUND I AGGREGATOR, L.P.

By:	/s/ Sasha Keough
	Name:	Sasha Keough
	Title:	Attorney-in-Fact

SR ONE CAPITAL PARTNERS I, LP

By:	/s/ Sasha Keough
	Name:	Sasha Keough
	Title:	Attorney-in-Fact

SR ONE CAPITAL MANAGEMENT, LLC

By:	/s/ Sasha Keough
	Name:	Sasha Keough
	Title:	Attorney-in-Fact

*
Simeon George

*/s/ Sasha Keough
Sasha Keough
As attorney-in-fact

This Amendment No. 1 was executed by Sasha Keough on behalf of the entities and individual listed above pursuant to a Power of Attorney a copy of which is attached as Exhibit 3.